SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 21, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

 By letter dated June 21, 2018,IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company") has released a material fact, in relation to the sale of Discount Investment Corporation Ltd. ("DIC"), controlled 76.6% by IRSA , of part of its stake in Shufersal Ltd. In this regard, it is reported that on June 20 of the current year, DIC has sold to institutional investors a 16.56% stake of Shufersal Ltd. stock capital for an amount of NIS 853.7 million (NIS / share 21.83).
Upon the completion of the sale, DIC stake in Shufersal Ltd. will be reduced from 50.1% to approximately 33.6% of its capital stock and DIC will cease to control Shufersal Ltd. As a result, DIC will discontinue the consolidation of Shufersal's financial statements in its financial statements.
The accounting profit of this operation and the revaluation at fair value of the remaining stake in Shufersal Ltd.  amounts to ARS 8,500 million and will be recognized in IRSA´s financial statements of the fourth quarter of fiscal year 2018.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: June 21, 2018